# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Perceptive Capital Solutions Corp, CIK 0002017526
CUSIP: G70077105
Title of class of securities: Class A ordinary shares, $0.0001 par value
Address of issuer's principal executive offices: 51 ASTOR PLACE, 10TH FLOOR, NEW YORK, New York (NY), 10003
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001404574

## Reporting persons
- 683 Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 640,894; sole dispositive power 0; shared dispositive power 640,894; aggregate amount beneficially owned 640,894 (7.19% of the class)
- 683 Capital Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 640,894; sole dispositive power 0; shared dispositive power 640,894; aggregate amount beneficially owned 640,894 (7.19% of the class)
- Ari Zweiman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 640,894; sole dispositive power 0; shared dispositive power 640,894; aggregate amount beneficially owned 640,894 (7.19% of the class)

## Item 1. Issuer
Name of issuer: Perceptive Capital Solutions Corp
Address of issuer's principal executive offices:
51 ASTOR PLACE, 10TH FLOOR, NEW YORK, NEW YORK
10003

## Item 2. Person Filing
Name of person filing:
683 Capital Management, LLC

683 Capital Partners, LP

Ari Zweiman
Address of principal business office or, if none, residence: The principal business address for each of the Reporting Persons is 1700 Broadway, Suite 4200, New York, New York 10019.
Citizenship:
683 Capital Management, LLC - DELAWARE

683 Capital Partners, LP - DELAWARE

Ari Zweiman - UNITED STATES

## Item 4. Ownership
Amount beneficially owned:
As of December 31, 2025, 683 Capital Partners, LP beneficially owned 640,894 Class A ordinary shares.

683 Capital Management, LLC, as the investment manager of 683 Capital Partners, LP, may be deemed to have beneficially owned the 640,894 Class A ordinary shares beneficially owned by 683 Capital Partners, LP.

Ari Zweiman, as the Managing Member of 683 Capital Management, LLC, may be deemed to have beneficially owned the 640,894 Class A ordinary shares beneficially owned by 683 Capital Management, LLC.

The following percentage is based on 8,911,250 Class A ordinary shares outstanding as of November 12, 2025 as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 13, 2025.

As of December 31, 2025, each of the Reporting Persons may be deemed to have beneficially owned approximately 7.19% of the Class A ordinary shares outstanding.
Percent of class: 7.19
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A to Schedule 13G filed on June 24, 2024.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- 683 Capital Management, LLC: Ari Zweiman, Managing Member (02/17/2026)
- 683 Capital Partners, LP: Ari Zweiman, Authorized Person (02/17/2026)
- Ari Zweiman: Ari Zweiman, Self (02/17/2026)